Lexington Corporate Properties Trust

One Penn Plaza, Suite 4015

New York, New York 10119-4015

July 6, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lexington Corporate Properties Trust

Form 10-K for the year ended December 31, 2005

Filed March 14, 2006

Form 8-K/A dated April 13, 2005

Filed June 29, 2005

File No. 1-12386

Ladies and Gentlemen:

In connection with responding to a comment from the Staff of the Division of Corporation Finance regarding the above-referenced filing, Lexington Corporate Properties Trust hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Mark Schonberger of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6859.

Sincerely,

/s/ Patrick Carroll

Patrick Carroll

Executive Vice President and

Chief Financial Officer

cc:   Joseph S. Bonventre, Esq.

Mark Schonberger, Esq.